December 29, 2004

PRIVATE & CONFIDENTIAL

Apollo Gold Corporation
4601 DTC Blvd.
Suite 750
Denver, Colorado
80237-2571

Attention: David Russell, CEO

Re: Private Placement of Flow Through Common Shares

Dear Mr. Russell:

This letter summarizes the general terms and conditions under which Regent Mercantile Bancorp Inc. ("Regent") will be engaged as sole and exclusive agent (the "Agent") for a private placement (the "Offering") of up to CAD$750,000 of super flow through common shares ("Flow Through Shares") of Apollo Gold Corporation (the "Company"), subject to the more detailed terms and conditions contained in Schedules A and B attached hereto.

Regent, as lead manager, has the right to select and invite other investment dealers to participate in a syndicate for the Offering (collectively, the "Agents"). Regent shall jointly agree with the Company to choose syndicate members and shall otherwise have exclusive control over all syndicate arrangements.

The Offering is subject to the following terms and conditions:

(i) The Offering will be marketed on a best efforts basis to qualified investors in Ontario, British Columbia and Alberta, (the "Offering Jurisdictions");

(ii) The Company agrees to obtain all requisite regulatory approvals and to complete the necessary documentation with respect to the Offering in all Offering Jurisdictions in which subscribers reside;

(iii) Use of proceeds from the Offering will be for continued development of the Black Fox gold project (the "Black Fox Project");

(iv) The Company hereby agrees that it will not issue any common shares (or securities convertible into common shares) except in the normal course relating to employee options or securities already outstanding, for a period of three months following closing of the Offering ("Closing") without the consent of Regent, such consent not to be unreasonably withheld, so long as Regent remains as Agent pursuant to this Agreement. Shares to be issued pursuant to the equity offering described in the engagement letter between Regent and Apollo dated December 16, 2004 and the share issuances described in sections 5(c) and 5(d) of the agency agreement dated November 4, 2004 between Regent and the Company are exempted from this provision;

(v) As consideration for the services of Regent as exclusive Agent in connection with the Offering, the Company agrees to pay Regent a commission ("Commission") equal to 6.5% of the aggregate gross proceeds of the Offering, payable by cheque on Closing;

(vi) Regent will maintain first refusal rights on future financings as set out in the Agency Agreement dated November 4, 2004;

(vii) In the event that the Company enters into or consummates a significant financial transaction leading to a merger, acquisition or any other debt or equity financing in excess of US$1 million prior to Closing, the Company agrees to pay Regent a fee equal to such fees as Regent would have earned had it completed its obligations pursuant to this engagement agreement. Shares to be issued pursuant to the equity offering described in the engagement letter between Regent and Apollo dated December 16, 2004 and the share issuances described in sections 5(c) and 5(d) of the agency agreement dated November 4, 2004 between Regent and the Company are exempted from this provision;

(viii) The terms of this agreement are contingent upon satisfactory completion of due diligence by the Agent. The Agent shall have the right to conduct such due diligence with respect to the Company as the Agent may reasonably determine, including meeting with senior management of the Company and the auditors of the Company prior to the marketing of the private placement;

(ix) Closing of the Offering will be on or about December 31, 2004 or as otherwise agreed upon. Delivery of the Securities along with a certified cheque payable to Regent will be provided at Closing against delivery of the gross proceeds;

(x) Whether or not Closing takes place, the Company will be responsible for all expenses related to the Offering, including reasonable disbursements for legal counsel to Regent to a maximum of $20,000 (exclusive of disbursements and GST). These expenses will be payable by the Company immediately upon receiving an invoice therefor;

(xi) This letter agreement will be followed by, and is subject to, ~~the signing of a detailed Agency Agreement reflecting the terms and conditions of this engagement agreement, including~~ satisfactory completion of due diligence (and approval by the Investment Committee of Regent) to the effect that there is no material information regarding the Company which, in the opinion of Regent, would materially negatively impact the Company, an indemnity by the Company in favour of Regent in the form contained on Schedule B, a "no material adverse change" clause respecting the business of the Company and a "market out/disaster out" clause;

(xii) By signing below, the Company acknowledges that it has not entered into any other financing agreements with any parties that would prevent or otherwise preclude Regent from acting as exclusive Agent for this Offering, except for an agreement with BMO Nesbitt Burns in respect of which Apollo shall obtain a consent to proceed with the Offering.

We thank you for the opportunity to act on behalf of Apollo Gold Corporation. If you are in agreement with the terms and conditions of this letter, please sign below and return to my attention by facsimile at (416) 865-9550. This offer is open for acceptance by the Company until 5:00 p.m., Toronto time, December 30, 2004.

Yours very truly,

REGENT MERCANTILE BANCORP

Per: ______________________

J. Jay Jaski
Chairman & CEO

Accepted and Agreed to ~~on~~ As of the 30 of December 2004

APOLLO GOLD CORPORATION

Per: ______________________

David Russell
President & CEO

SCHEDULE A

APOLLO GOLD CORPORATION

TERM SHEET

Issuer:	Apollo Gold Corporation
Offering:	Private Placement on an agency basis of super Flow Through Common Shares
Amount:	Gross Proceeds of up to CAD$750,000
Issue Price:	CAD$1.05
Use of Proceeds:	Proceeds will be used for continued development of the Company's Black Fox Gold Project.
Offering Jurisdictions:	Ontario, British Columbia and Alberta.
Commission:	6.5% of the gross proceeds of the Offering payable on Closing
Closing:	Closing shall occur on or about December 31, 2004 or such alternate date as may be agreed upon
Agent:	Regent Mercantile Bancorp Inc.
Expenses:	All reasonable out of pocket expenses of Regent, including all legal fees up to a maximum of $20,000 (exclusive of disbursements and GST), shall be paid by the Company.
Press Releases:	The Company shall allow the Agent to review and comment on all press releases proposed to be issued by the Company in connection with the Offering

SCHEDULE B

INDEMNITY AGREEMENT

1. In connection with this engagement the Company agrees to indemnify and hold harmless Regent and each of the affiliates, directors, officers, agents and employees of the Agent(s) and its affiliates, to the full extent lawful, from and against any actions or claims (collectively "Claims"), including actions by shareholders, and all related damages, liabilities and losses, other than lost profits or remuneration or other costs of personnel, and including any reasonable amount paid with the consent of the Company, not to be unreasonably withheld, to settle a Claim, related to or arising out of such engagement or Regent's role in connection therewith, and will reimburse Regent and any other party entitled to be indemnified hereunder for all expenses (other than remuneration or other cost of personnel, or expenses in the nature of overhead but including the fees of counsel to Regent on a solicitor and client basis as set forth below) reasonably incurred by it or any such other indemnified party in connection with investigating, preparing or defending any such Claim, whether or not in connection with pending or threatened litigation to which it is a party. The Company will not be responsible for any Claims or expenses associated therewith which are finally judicially determined to have resulted from the willful misconduct, bad faith or gross negligence of any indemnified party hereunder. The Company also agrees that neither Regent nor any of its affiliates, nor any officer, director, employee or agent of Regent or any of its affiliates, nor any person controlling Regent nor any of its affiliates, shall have any liability to the Company for or in connection with such engagement except as a result of Regent's willful misconduct, bad faith or gross negligence. The foregoing agreement shall be in addition to any rights that Regent or any indemnified party may have at common law or otherwise.

2. Promptly after receipt by Regent or any other indemnified party of notice of or the communication of any Claim or of any fact which reasonably might give rise to any Claim, Regent or such other party shall notify the Company in writing of such Claim or facts and the Company shall assume the investigation and defence or contestation thereof and shall employ counsel satisfactory to Regent, acting reasonably, and neither Regent nor such other party shall incur any expense as regards such Claim or facts, including any investigation for which the Company would be liable to indemnify without the Company's prior written consent which shall not be unreasonably withheld. Notwithstanding the preceding sentence Regent will be entitled to employ counsel separate from counsel to the Company or to any other party in such action if Regent, acting reasonably, determines that a conflict of interest exists which makes representations by counsel chosen by the Company not advisable or that it is likely that such a conflict of interest will develop.

3. The Company shall not pursuant to this indemnity be obliged in any event to pay, as regards any particular Claim or series of related Claims, the fees and disbursements of more than one counsel in addition to those of its own counsel.

4. Regent covenants and agrees that it shall use its reasonable efforts to co-operate fully with the Company in the investigation and defence of any Claim or potential Claim and to cause any other indemnified party to so cooperate.

To the extent that any party entitled to be indemnified hereunder is not a party to this indemnity agreement, Regent shall obtain and hold the rights and benefits of this agreement in trust for and on behalf of such party.